--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:   August 31, 1999
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                                VitaminShoppe.Com
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92848M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 16, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[X]       Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)
                               Page 1 of 12 pages

                                  SCHEDULE 13G


ISSUER: VitaminShoppe.Com                                  CUSIP NO.: 92848M104




1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).


   J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC)
   13-3986302
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)


    (a) -----------------------------------------------------------------------

    (b) -----------------------------------------------------------------------

-------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------- ---------------------------------------
4. Citizenship or Place of Organization   Delaware
-------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power          0
  Beneficially Owned    -------------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:          -------------------------------------------------------
                           7.     Sole Dispositive Power     0
                        -------------------------------------------------------
                           8.     Shared Dispositive Power
------------------------------------------------- -----------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person          0
-------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
-------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)       0%
-------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
-------------------------------------------------------------------------------
OO
 ...............................................................................


 ...............................................................................


 ...............................................................................


 ...............................................................................


 ...............................................................................


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------




SEC 1745 (3-98)

                               Page 2 of 12 Pages

ISSUER: VITAMIN SHOPPE.COM                                  CUSIP NO. 92848M104



PRELIMINARY NOTE: This Schedule 13G has been amended to reflect the sale by the Reporting Person of all of the Issuer's voting securities previously owned by the Reporting Person.



ITEM 1.
             NAME OF ISSUER:

             VitaminShoppe.Com


      (A)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             444 Madison Avenue
             Suite 802
             New York, NY  10022


ITEM 2.


      (A)    NAME OF PERSON FILING:

             J.P. Morgan Partners (23A SBIC), LLC

             Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.


      (B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             -----------------------------------------------------------

             1221 Avenue of the Americas
             New York, New York  10020


      (C)    CITIZENSHIP:

             Delaware


      (D)    TITLE OF CLASS OF SECURITIES (OF ISSUER):
             ----------------------------------------

             Common Stock


      (E)    CUSIP NUMBER:

             92848M104


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO   SS.SS. 240.13D-1(B) OR
         240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


             Not applicable.


ITEM 4.  OWNERSHIP


      (A)    AMOUNT BENEFICIALLY OWNED:

             0


      (B)    PERCENT OF CLASS:

             0%


SEC 1745 (3-98)

                               Page 3 of 12 Pages

                                  SCHEDULE 13G


ISSUER: VitaminShoppe.Com                                  CUSIP NO.: 92848M104




      (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
             --------------------------------------------


            (i)      0
            (ii)     Not applicable.
            (iii)    0
            (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


             Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


             Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


             Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP


             Not applicable.


ITEM 10. CERTIFICATION


             Not applicable


SEC 1745 (3-98)

                               Page 4 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Vitamin Shoppe.Com                                 CUSIP NO.: 92848M104


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2002

                            J.P. MORGAN PARTNERS (23A SBIC), LLC


                            By:  J.P. Morgan Partners (23A SBIC  Manager), Inc.
                                    its Managing Member


                            By:  /S/ JEFFREY C. WALKER
                                --------------------------------
                                Name:    Jeffrey C. Walker
                                Title:   President

















SEC 1745 (3-98)


                               Page 5 of 12 Pages

                                  SCHEDULE 13G


ISSUER: Vitamin Shoppe.Com                                CUSIP NO.:  92848M104



                                  EXHIBIT 2(A)


ITEM 2.  IDENTITY AND BACKGROUND.


                  This  statement is being filed by J.P.  Morgan  Partners  (23A
SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).


                  JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.


                  Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.






SEC 1745 (3-98)

                               Page 6 of 12 Pages

                                   SCHEDULE 13G

Issuer: VitaminShoppe.Com                                  CUSIP NO.: 92848M104

                                                                    SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                              EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


--------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)

                               Page 7 of 12 Pages

                                  SCHEDULE 13G
ISSUER: VitaminShoppe.Com                                  CUSIP No.: 92848M104




                                  DIRECTORS(1)
                                  ------------
                               Jeffrey C. Walker*











--------

(1)  Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.





SEC 1745 (3-98)

                               Page 8 of 12 Pages

                                  SCHEDULE 13G

ISSUER: VitaminShoppe.Com                                  CUSIP NO.: 92848M104

                                                                SCHEDULE B

                            THE CHASE MANHATTAN BANK


                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*

                                 DIRECTORS(1)
                                 -------------

                                   PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                              BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Hans W. Becherer                  Retired Chairman of the Board and
                                   Chief Executive Officer
                                   Deere & Company
                                   One John Deere Place
                                   Moline, IL 61265
-------------------------------------------------------------------------------
 Riley P. Bechtel                  Chairman and Chief Executive Officer
                                   Bechtel Group, Inc.
                                   P.O. Box 193965
                                   San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
 Frank A. Bennack, Jr.             President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, New York  10019
-------------------------------------------------------------------------------



------------

(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, New York New York 10020.


SEC 1745 (3-98)

                               Page 9 of 12 Pages

                                  SCHEDULE 13G

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104

                                      PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                 BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Lawrence A. Bossidy                  Chairman of the Board
                                      Honeywell International
                                      P.O. Box 3000
                                      Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
 M. Anthony Burns                     Chairman of the Board
                                      Ryder System, Inc.
                                      3600 N.W. 82nd Avenue
                                      Miami, Florida  33166
-------------------------------------------------------------------------------
 H. Laurence Fuller                   Retired Co-Chairman
                                      BP Amoco p.l.c.
                                      1111 Warrenville Road, Suite 25
                                      Chicago, Illinois  60563
-------------------------------------------------------------------------------
 Ellen V. Futter                      President and Trustee
                                      American Museum of Natural History
                                      Central Park West at 79th Street
                                      New York, NY 10024
-------------------------------------------------------------------------------
 William H. Gray, III                 President and Chief Executive Officer
                                      The College Fund/UNCF
                                      9860 Willow Oaks Corporate Drive
                                      P.O. Box 10444
                                      Fairfax, Virginia  22031
-------------------------------------------------------------------------------
 William B. Harrison, Jr.             Chairman of the Board and Chief
                                         Executive Officer
                                      J.P. Morgan Chase & Co.
                                      270 Park Avenue, 8th Floor
                                      New York, New York  10017-2070
-------------------------------------------------------------------------------
 Helene L. Kaplan                     Of Counsel
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      Four Times Square
                                      New York, New York  10036
-------------------------------------------------------------------------------
 Lee R. Raymond                       Chairman of the Board and Chief
                                         Executive Officer
                                      Exxon Mobil Corporation
                                      5959 Las Colinas Boulevard
                                      Irving, TX 75039-2298
-------------------------------------------------------------------------------
 John R. Stafford                     Chairman of the Board
                                      American Home Products Corporation
                                      5 Giralda Farms
                                      Madison, New Jersey  07940
-------------------------------------------------------------------------------
 Lloyd D. Ward                        Chief Executive Officer
                                      U.S. Olympic Committee
                                      One Olympic Plaza
                                      Colorado Springs, CO  80909
-------------------------------------------------------------------------------
 Marina v.N. Whitman                  Professor of Business Administration and
                                        Public Policy
                                      The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------





 SEC 1745 (3-98)

                              Page 10 of 12 Pages

                                  SCHEDULE 13G

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104




                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.


                               EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*


                                   DIRECTORS(1)
                                   ------------

                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                            BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Hans W. Becherer                Retired Chairman of the Board and
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265
-------------------------------------------------------------------------------
 Riley P. Bechtel                Chairman and Chief Executive Officer
                                 Bechtel Group, Inc.
                                 P.O. Box 193965
                                 San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
 Frank A. Bennack, Jr.           President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York  10019
-------------------------------------------------------------------------------


---------

(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

SEC 1745 (3-98)

                              Page 11 of 12 Pages

                                  SCHEDULE 13G

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104





                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                            BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------


 Lawrence A. Bossidy                  Chairman of the Board
                                      Honeywell International
                                      P.O. Box 3000
                                      Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
 M. Anthony Burns                     Chairman of the Board
                                      Ryder System, Inc.
                                      3600 N.W. 82nd Avenue
                                      Miami, Florida  33166
-------------------------------------------------------------------------------
 H. Laurence Fuller                   Retired Co-Chairman
                                      BP Amoco p.l.c.
                                      1111 Warrenville Road, Suite 25
                                      Chicago, Illinois  60563
-------------------------------------------------------------------------------
 Ellen V. Futter                      President and Trustee
                                      American Museum of Natural History
                                      Central Park West at 79th Street
                                      New York, NY 10024
-------------------------------------------------------------------------------
 William H. Gray, III                 President and Chief Executive Officer
                                      The College Fund/UNCF
                                      9860 Willow Oaks Corporate Drive
                                      P.O. Box 10444
                                      Fairfax, Virginia  22031
-------------------------------------------------------------------------------
 William B. Harrison, Jr.             Chairman of the Board and Chief Executive
                                        Officer
                                      J.P. Morgan Chase & Co.
                                      270 Park Avenue, 8th Floor
                                      New York, New York  10017-2070
-------------------------------------------------------------------------------
 Helene L. Kaplan                     Of Counsel
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      Four Times Square
                                      New York, New York  10036
-------------------------------------------------------------------------------
 Lee R. Raymond                       Chairman of the Board and Chief Executive
                                        Officer
                                      Exxon Mobil Corporation
                                      5959 Las Colinas Boulevard
                                      Irving, TX 75039-2298
-------------------------------------------------------------------------------
 John R. Stafford                     Chairman of the Board
                                      American Home Products Corporation
                                      5 Giralda Farms
                                      Madison, New Jersey  07940
-------------------------------------------------------------------------------
 Lloyd D. Ward                        Chief Executive Officer
                                      U.S. Olympic Committee
                                      One Olympic Plaza
                                      Colorado Springs, CO  80909
-------------------------------------------------------------------------------
 Marina v.N. Whitman                  Professor of Business Administration and
                                        Public Policy
                                      The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------



SEC 1745 (3-98)

                               Page 12 of 12 Pages